     Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended				Six Months Ended
($ in thousands)	June 30,				June 30,
	2007		2006		2007		2006

Income from continuing operations	$22,712		$23,040		$44,160		$44,950
Income tax expense	13,933		14,423		27,761		28,139

Earnings before income taxes	36,645		37,463		71,921		73,089
Fixed charges:
Interest on debt, deposits and other borrowings	21,316		15,189		41,561		28,855
Interest on subordinated debt payable to preferred securities trust	2,317		2,290		4,634		4,579
One-third of all rentals	457		457		931		904

Total fixed charges	24,090		17,936		47,126		34,338

Earnings before income taxes and fixed charges	$60,735		$55,399		$119,047		$107,427
Ratio of earnings to fixed charges (1)	2.52	x	3.09	x	2.53	x	3.13	x

(1)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges do not include interest expense related to unrecognized tax benefits, which we classify as income tax expense.